May 30, 2025

Christopher Gerteisen
Chief Executive Officer
Nova Minerals Ltd
Suite 5, 242 Hawthorn Road
Caulfield, Victoria 3161
Australia

       Re: Nova Minerals Ltd
           Draft Registration Statement on Form F-1
           Submitted May 22, 2025
           CIK No. 0001852551
Dear Christopher Gerteisen:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch at 202-551-8749 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Greg Carney